Exhibit 99.1

IAMGOLD Reports Further High Grade Drill Intersections at Its Diakha Deposit, Siribaya Project in Mali

TORONTO, Oct. 18, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided results from its 2018 drilling program at the Diakha deposit on its wholly owned Siribaya Project in Western Mali.  In 2018, the Company completed a combined diamond and Reverse Circulation ("RC") drilling program designed to infill and increase confidence in the current resource as well as target expansions of the Diakha deposit to support an updated resource estimate.  Assay results are reported herein for 100 drill holes totaling 14,634 metres.

Diakha drill hole plan map (CNW Group/IAMGOLD Corporation)

Assay intersections relating to this release are provided in Tables 1 and 2, and include the following highlights: (a drill hole plan map is attached to this news release.)

Infill Drill Holes:
•	SRD18-241: 8.0 metres grading 8.31 g/t Au
	o	Includes 5.0 metres grading 11.93 g/t Au
and 6.0 metres grading 10.15 g/t Au
	o	Includes 3.0 metres grading 19.80 g/t Au

•	SRD18-249: 13.0 metres grading 6.05 g/t Au
	o	Includes 5.0 metres grading 10.04 g/t Au

•	SRC18-753: 8.0 metres grading 6.05 g/t Au
and 4.0 metres grading 6.77 g/t Au

•	SRC18-762: 52.0 metres grading 1.61 g/t Au
	o	Includes 6.0 metres grading 7.16 g/t Au

•	SRC18-783: 22.0 metres grading 2.96 g/t Au
	o	Includes 8.0 metres grading 4.66 g/t Au

Expansion Drill Holes:
•	SRD18-244: 7.0 metres grading 12.46 g/t Au
	o	Includes 5.0 metres grading 17.22 g/t Au

•	SRC18-728: 13.0 metres grading 11.60 g/t Au
	o	Includes 5.0 metres grading 22.37 g/t Au

•	SRC18-756: 17.0 metres grading 1.39 g/t Au
and 47.0 metres grading 1.28 g/t Au
	o	Including: 11.0 metres grading 2.17 g/t Au

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "We continue to be very pleased with the results of our delineation drilling programs,  which confirm not only wide zones of mineralization and locally high grades from infill holes within the existing resource, but also well mineralized intervals beyond the original resource limits.  The deposit now extends for nearly 3 kilometres along strike, which we believe will positively impact an updated resource estimate due for completion by year end."

About the Siribaya Project

The Siribaya project is wholly owned by IAMGOLD and consists of 8 contiguous exploration permits which cover a total area of 596.5 square kilometres, located in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.

The project hosts current mineral resources comprising indicated resources of 2.1 million tonnes averaging 1.90 grams of gold per tonne for 129,000 ounces and inferred resources of 19.8 million tonnes averaging 1.71 grams of gold per tonne for 1.1 million ounces (see news release dated February 12, 2018).

Gold mineralization is hosted within highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks proximal to the Senegal-Mali Shear Zone. At Diakha, the largest deposit discovered to date, gold mineralization occurs within an albitized sandstone unit similar to that hosting IAMGOLD's Boto gold deposit located in Senegal approximately 10 kilometres to the north along strike and for which a feasibility study is nearing completion.

Next Steps

The drilling results will be used to refine the deposit model to support an updated resource estimate expected by year end. Upon completion of the resource estimate, further drilling is anticipated in 2019 to continue to better define and expand resources at the Diakha deposit as well as explore other identified priority targets.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The sampling of, and assay data from, drill core and RC chips are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Rock chips from Reverse Circulation drilling are collected at the rig site, at one metre intervals, under the direct supervision of IAMGOLD geologists and field technicians. Samples are riffle split to obtain two 3 kg samples.  One sample is retained for reference purposes and the other sample is sent for assay.

Drill core (HQ and NQ size) samples were selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core was retained at the site for reference purposes.  Drill core sample intervals are generally one metre in length.

The samples were assayed at the SGS Minerals Analytical Laboratory in Bamako, Mali, using a standard fire assay with a 50-gram charge and an Atomic Absorption finish (FAA505). All samples returning values greater than 10 g/t Au were re-assayed using a gravimetric finish (FAG505).

Qualified Persons

The information in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

Table 1: Diakha Deposit - 2018 Diamond Drilling Assay Results (36 DDH totaling 7,098 metres)

	UTM WGS84/Zone29			EOH	Azimuth	Dip		From	To	Length	Gold
HOLE-ID	Easting	Northing	Elevation	(m)	(°)	(°)		(m)	(m)	(m)	(g/t_Au)

SRD18-175-Ext	240620	1369795	155	120	108	-63		NSA

SRD18-211-Ext	240612	1369692	158	67	115	-61		NSA

SRD18-233	240660	1368671	156	201	115	-60		NSA

SRD18-234	240691	1368777	153	255	115	-60		NSA

SRD18-235	240627	1368893	153	13	115	-50		Abandoned

SRD18-235A	240627	1368890	154	280	115	-50		48	52	4	0.74
								95	99	4	1.19
								258	262	4	0.71

SRD18-236	240565	1368941	153	220	115	-50		72	76	4	2.43
								202	206	4	4.11

SRD18-237	240699	1369043	163	300	115	-50		96	105	9	1.33
								156	160	4	5.98
							Includes	156	158	2	10.10
								181	198	17	1.87
							Includes	185	192	7	2.80

SRD18-238	240625	1369894	154	240	115	-60		49	52	3	7.36
								164	168	4	0.71
								202	205	3	0.75
								222	226	4	1.52

SRD18-239	240641	1368961	147	252	115	-50		191	194	3	3.13

SRD18-240	240410	1369995	140	174	115	-60		34	38	4	1.21
								96	99	3	1.59

SRD18-241	240668	1369174	161	220	115	-60		144	152	8	8.31
							Includes	147	152	5	11.93
								157	163	6	10.15
							Includes	160	163	3	19.80

SRD18-242	240372	1370132	139	232	115	-60		151	167	16	0.80
								179	183	4	0.91
								190	193	3	1.16

SRD18-243	240890	1369948	159	170	115	-60		NSA

SRD18-244	240665	1370161	150	176	115	-60		51	54	3	1.22
								72	75	3	0.76
								141	144	3	0.80
								168	175	7	12.46
							Includes	168	173	5	17.22

SRD18-245	240433	1370161	139	154	115	-60		92	101	9	3.70
							Includes	92	95	3	8.98
								111	123	12	1.10

SRD18-246	240796	1369110	170	220	115	-50		NSA

SRD18-247	240404	1369897	140	194	115	-60		86	95	9	1.69
								98	104	6	1.00

SRD18-248	240691	1369596	159	340	115	-57		116	119	3	3.32
								125	134	9	0.75
								137	140	3	1.01
								172	178	6	0.70
								239	244	5	4.67
								304	307	3	0.50

SRD18-249	240622	1369189	159	267	115	-60		171	174	3	0.68
								219	232	13	6.05
							Includes	220	225	5	10.04
								252	255	3	0.74
								262	267	5	0.55

SRD18-250	240715	1369475	164	13	115	-60		Abandoned

SRD18-250A	240711	1369478	161	320	115	-60		123	126	3	2.56
								130	134	4	2.22
								225	240	15	0.90
							Includes	232	240	8	1.41

SRD18-251	240740	1369023	168	351	115	-50		41	53	12	0.86
								124	134	10	5.78

SRD18-252	240444	1370429	159	160	115	-60		91	115	24	0.78
							Includes	101	110	9	1.01

SRD18-253	240429	1370328	146	176	115	-62		90	98	8	0.49
								140	143	3	0.63
								153	156	3	12.09

SRD18-254	240737	1368806	148	200	115	-55		42	47	5	0.73
								117	125	8	2.17

SRD18-255	240393	1369793	140	170	115	-60		115	127	12	1.02

SRD18-256	240739	1368872	164	330	118	-50		140	145	5	2.19
								187	190	3	1.15

SRD18-257	240713	1368985	163	300	115	-60		23	27	4	1.81
								152	155	3	2.19
								159	167	8	1.20

SRD18-258	240722	1368923	164	300	115	-50		40	44	4	0.84
								50	53	3	2.15
								159	164	5	2.17

SRD18-259	240731	1368704	153	250	118	-60		76	87	11	0.93
								116	119	3	0.58

SRD18-260	240669	1368814	154	250	107	-55		96	99	3	0.58

SRD18-261	240385	1370182	139	183	115	-60		142	146	4	0.68
								167	172	5	0.90

SRD18-262	240426	1370274	137	165	115	-60		90	96	6	0.68
								104	112	8	0.78
							Includes	110	112	2	1.05
								.
SRD18-263	240455	1370369	150	165	115	-63		87	92	5	2.38
								109	113	4	3.00

SRD18-264	240490	1369913	148	108	115	-58		20	29	9	1.9
							Includes	20	23	3	4.12
								34	38	4	1.95
•	NSA – No significant assays
•	Drillhole intercepts are calculated using a minimum downhole length of 3 meters, a cut-off grade of 0.5 g/t gold, and may include up to 5 metres of internal dilution.
•	The true widths of intersections are interpreted to approximate the reported downhole lengths.

Table 2: Diakha Deposit - 2018 RC Drilling Assay Results (64 RC holes totaling 7,536 metres)

	UTM WGS84/Zone 29			EOH	Azimuth	Dip		From	To	Length	Gold
Hole No	Easting	Northing	Elevation	m	(°)	(°)		(m)	(m)	(m)	(g/t_Au)

SRC18-724	240810	1370255	156	90	115	-58		6	19	13	0.91
							Includes	14	18	4	1.58

SRC18-725	240498	1370578	152	114	115	-58		39	50	11	0.67
							Includes	39	41	2	1.71

SRC18-726	240534	1370560	151	78	115	-58		11	19	8	1.11

SRC18-727	240890	1370049	158	114	115	-58			NSA

SRC18-728	240745	1368540	159	144	115	-58		44	57	13	11.60
							Includes	44	49	5	22.37
								62	65	3	0.48
								101	106	5	1.97

SRC18-729	240572	1368717	154	140	115	-58		52	60	8	0.92
							Includes	55	57	2	1.47

SRC18-730	240554	1368836	153	138	115	-58		64	75	11	1.38
							Includes	64	68	4	2.75

SRC18-731	240603	1368815	154	120	115	-58		42	46	4	0.76

SRC18-732	240590	1368877	154	140	115	-52		42	45	3	1.27
								57	59	2	2.17
								108	118	10	0.63
							Includes	113	114	1	2.09
								136	140	4	1.81
										0
SRC18-733	240631	1368854	154	140	115	-55		27	33	6	1.12
								36	38	2	2.34
SRC18-734	240832	1368488	159	131	115	-55		NSA

SRC18-735	240759	1368616	157	140	115	-58		40	44	4	0.85

SRC18-736	240850	1368587	155	144	115	-58		NSA

SRC18-737	240740	1368758	148	140	115	-58		NSA

SRC18-738	240749	1368583	158	140	115	-58		37	45	8	1.72
								113	117	4	2.80

SRC18-739	240391	1369850	140	121	115	-58		106	112	6	2.18
								115	120	5	0.94

SRC18-738A	240392	1369851	152	60	115	-58		Abandoned

SRC18-740	240528	1369883	149	72	115	-58		18	24	6	1.04

SRC18-741	240546	1369932	150	75	115	-60		3	6	3	0.67

SRC18-742	240582	1369915	152	36	115	-60		NSA

SRC18-743	240577	1369976	151	54	115	-58		13	15	2	2.03

SRC18-744	240449	1370200	138	126	115	-58		75	81	6	2.43
								104	109	5	1.62

SRC18-745	240559	1369782	152	50	150	-60		NSA

SRC18-746	240568	1369161	156	102	115	-90		NSA

SRC18-747	240837	1368816	182	126	115	-85		53	55	2	11.42
							Includes	53	54	1	21.80
								115	126	11	1.14
							Includes	120	125	5	2.89

SRC18-748	240840	1368815	183	140	115	-58		NSA

SRC18-749	240879	1368796	184	140	115	-58		48	51	3	3.20

SRC18-750	240920	1368776	185	140	115	-58		NSA

SRC18-751	240773	1368723	148	140	105	-58		105	108	3	5.21

SRC18-752	240855	1369967	160	126	115	-58		0	3	3	1.52
								22	25	3	3.67
								117	118	1	11.2

SRC18-753	240934	1369930	158	120	115	-58		57	65	8	6.05
								73	77	4	6.77

SRC18-754	240556	1370047	144	72	115	-58		NSA

SRC18-755	240481	1370467	156	140	115	-58		63	84	21	0.95
								112	114	2	1.60

SRC18-756	240524	1370444	156	132	115	-58		10	13	3	1.08
								17	34	17	1.39
							Includes	24	26	2	2.56
								38	85	47	1.28
							Includes	56	67	11	2.17
								107	127	20	0.77
							Includes	107	114	7	1.09

SRC18-757	240571	1370423	155	90	115	-58		18	27	9	0.66

SRC18-758	240832	1370300	155	72	115	-58		0	4	4	0.97

SRC18-759	240518	1370232	140	140	115	-58		22	39	17	0.92

SRC18-760	240508	1370676	149	102	115	-58		27	32	5	1.06
								42	47	5	0.92

SRC18-761	240597	1370470	154	78	115	-58		12	16	4	3.23

SRC18-762	240478	1370137	139	105	115	-58		43	95	52	1.61
							Includes	43	49	6	7.16
								99	105	6	1.57
					115	-58
SRC18-763	240775	1368404	173	0			Abandoned

SRC18-763A	240775	1368406	164	140	115	-58		NSA

SRC18-764	240808	1368697	148	140	105	-58		NSA

SRC18-765	240472	1370252	138	126	115	-58		59	63	4	2.30

SRC18-766	240531	1370162	140	54	115	-58		0	15	15	0.63

SRC18-767	240521	1370116	140	66	115	-58		15	18	3	0.83

SRC18-768	240531	1370334	144	90	115	-58		25	28	3	1.03
								37	44	7	1.30

SRC18-769	240487	1370353	150	132	115	-58		43	48	5	1.81
								62	66	4	2.27
								70	86	16	0.57

SRC18-770	240782	1370216	156	102	115	-58		22	29	7	0.88

SRC18-771	240491	1370022	140	140	115	-58		NSA

SRC18-772	240456	1369972	140	120	115	-58		NSA

SRC18-773	240707	1368604	157	140	115	-58		64	72	8	1.28
								87	90	3	0.92

SRC18-774	240855	1368651	150	140	112	-58		NSA

SRC18-775	240789	1368567	158	112	115	-58		34	43	9	0.97

SRC18-776	240713	1368488	161	140				129	132	3	0.73

SRC18-777					115	-58		47	52	5	1.16
	240756	1368471	161	140				73	77	4	1.65
								85	96	11	2.43

SRC18-778	240795	1368453	162	140	115	-58		54	61	7	0.95
							Includes	58	61	3	1.27
								83	88	5	1.76
								92	96	4	1.46

SRC18-779	240593	1368964	152	140	115	-58		NSA

SRC18-780	241090	1368753	172	66	115	-58		NSA

SRC18-781	241002	1368678	164	120	115	-58		10	13	3	1.01

SRC18-782	241059	1368656	168	66	115	-58		NSA

SRC18-783	240963	1369919	157	70	115	-58		28	50	22	2.96
							Includes	28	36	8	4.66

SRC18-784	240556	1369068	156	140	125	-55		64	70	6	1.42

SRC18-785	240576	1369098	156	102	295	-75		37	42	5	0.88
•	NSA – No significant assays
•	Drillhole intercepts are calculated using a minimum downhole length of 4 meters, a cut-off grade of 0.5 g/t gold, and may include up to 4 metres of internal dilution.
•	The true widths of intersections are interpreted to approximate the reported downhole lengths.

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SOURCE IAMGOLD Corporation

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CNW 06:55e 18-OCT-18